September 18, 2009

Mary Stokes, Esq.
Blank Rome LLP
One Logan Square
130 North 18th Street
Philadelphia, PA   19103-6998

Re: Global Real Estate Investments Fund
        File Numbers: 333-160919 and 811-22322

Dear Ms. Stokes:

        We have reviewed the registration statement of Global Real Estate Investments
Fund (the "Fund") filed on July 30, 2009 on Form N-2 under the Securities Act of 1933
(the "1933 Act") and the Investment Company Act of 1940 (the "1940 Act").

        Our comments are set forth below. The captions we use below correspond to the
captions the Fund uses in its registration statement. You should consider a comment
made with respect to one section, however, to apply to similar disclosure elsewhere in the
registration statement,

Prospectus

Cover Page

        1.   The offering information required by Item 1.1.g of Form N-2 to be in
tabular form should be presented on a *per share* basis.

        2.   State whether there are any arrangements to place the funds received in the
"best efforts' offering in an escrow, trust or similar arrangement. *See* Instruction 5 to
Item 1.1 of Form N-2.

Forward-Looking Statements

        3.   Please explain in your response to these comments what purpose is served
by having this section on forward-looking statements. Forward-looking statements made
by investment companies, or made in connection with initial public offerings, are

excluded from the safe harbor for forward-looking statements. *See* Section 21E(b)(2)(B) and (D) of the Securities Exchange Act of 1934.

Summary

4.   The Offering – please inform the staff whether the NASD has approved the terms of distribution agreement.

5.   No Operating History of the Adviser – Disclose that the Portfolio Manager and the other principals of the Adviser have no experience managing closed-end funds.

INVESTMENT OBJECTIVE, POLICIES, AND STRATEGIES

Investment Strategy

The Index

6.   Amplify the disclosure by explaining "free-float adjusted" and "EBITDA".

Covered Call Option Writing

7.   Amplify the disclosure by explaining what "notional" means.

Management of the Fund

8.   Under "Investment Adviser", the following statement is made: "All membership interests in the Adviser are owned by Real Estate Securities Partners LLC. Myron D. Winkler and Randy S. Lewis, the two trustees who are 'interested persons' of the Fund, along with Andrew J. Duffy, the President of the Adviser, are the managers of Real Estate Securities Partners LLC." Are these two separate sentences or are there some commas missing? Does Real Estate Securities Partners LLC own all of the membership interests in the Adviser in its own name? Are Messrs. Winkler, Lewis, and Duffy the only co-managers of Real Estate Securities Partner LLC?

9.   Is Green Street Advisors' function limited to pre-registration consultation and to creating the Model? Will it perform any functions with respect to the Fund after the commencement of operations? How was it compensated?

Determination of Net Asset Value

10.   Disclose that the board of trustees will receive periodic reports from the Adviser that discuss the functioning of the valuation process and that focus on issues and valuation problems that have arisen.

Quarterly Repurchase of Shares

11.   Please carefully review the procedures for the repurchase of shares to ensure full compliance with the provisions of Rule 23c-3 under the Investment Company Act of 1940.

Distribution Policy

12.   Disclose whether there is any possibility that distributions subsequent to the initial distribution may include a return of capital. Briefly describe the consequences to a shareholder who receives a return of capital.

Managed Distribution Policy

13.   Does the Fund still intend to file an exemptive application with the SEC seeking an order to permit the Fund to include realized long-term capital gains as part of its regular distributions to shareholders more frequently than once a year? As of this date, the Fund has not yet filed such an application. If the Fund no longer intends to file such an application, delete this section from the prospectus and explain in your response how you can pursue a level distribution policy in the absence of an exemptive order.

Description of Capital Structure

14.   Credit Facility – Disclose the identity of the provider of the credit facility. If the Fund has not yet obtained a credit facility, please explain in your response how the Fund can commence operations without having a credit facility in place.

Plan of Distribution

15.   Disclose whether Capital Real Estate Securities, LLC has any experience acting as a distributor for investment companies or interval funds.

16.   Disclose that any agreement to indemnify the Distributor *cannot* contain any provision which protects or purports to protect the Distributor against any liability to the Fund or its shareholders to which it would otherwise be subject by reason of willful misfeasance, bad faith, or gross negligence in the performance of its duties, or by reason of reckless disregard of its obligations and duties under the agreement. *See* Section 17(i) of the Investment Company Act of 1940.   This provision also applies to investment advisers. See also Section 17(h) of the 1940 Act which has a similar provision applicable to directors and officers of investment companies.

:

General Comments

.

17.   We note that portions of the disclosure have been left blank.   We may have further comments on such portions when you complete them in a pre-effective amendment, or on disclosure made in response to this letter, or on exhibits added in a pre-effective amendment.

18.   Please supply the undersigned with copies of any exemptive applications and no-action requests the Fund has submitted, or will submit, in connection with registration of its shares.

19   . Please review and revise the prospectus where necessary so as to conform to the Commission's plain English requirements of Rule 421 under Regulation C under the Securities Act of 1933. *See* Office of Investor Education and Assistance, U.S. Securities and Exchange Commission, <u>A Plain English Handbook</u> (1998).

20.   If the Fund intends to rely on Rule 430A under the 1933 Act to omit certain information from the prospectus included with the final pre-effective amendment, please identify the omitted information to us supplementally, preferably before filing the Fund's final pre-effective amendment.

Notwithstanding our comments, please furnish a letter acknowledging that:

> the Fund is responsible for the adequacy and accuracy of the disclosure in its filings;
>
> should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
>
> the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from full responsibility for the adequacy and accuracy of the disclosure in the filings;
>
> the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation that those requesting acceleration are aware of their respective responsibilities.

Please respond to this letter in the form of a pre-effective amendment. Please respond to all comments in a letter filed in the form of EDGAR correspondence. Where no changes will be made in response to a comment, please so state in your letter and explain the basis for your position. The staff may have further comments after reviewing your responses.

If you have any questions prior to filing a pre-effective amendment, please direct them to the undersigned at (202) 551-6961.

Sincerely yours,

John Grzeskiewicz
Senior Counsel